Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Cummins Inc (CMI)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Cummins Inc (CMI)
Vote Yes: Item #15 – Establish a Link Between Emissions Reduction and Executive Compensation

Annual Meeting: May 14, 2024

CONTACT: Diana Myers | dmyers@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request the Board disclose a plan, at reasonable expense and excluding confidential information, to link executive compensation to 1.5°C-aligned greenhouse gas emissions reductions across the Company’s full value chain.

SUPPORTING STATEMENT: Proponents suggest, at Company discretion, the plan:

•	Links executive compensation to emission reductions across the Company’s full value chain;
•	Links compensation to a: (1) standalone, (2) quantitative emissions reduction metric, (3) that is not a de minimis portion of total pay;
•	Includes emission reductions in the long-term incentive plan, preferably as performance share units; and
•	Involves annually reporting progress towards meeting emissions reduction compensation goals.

SUMMARY

The Intergovernmental Panel on Climate Change has concluded that immediate and significant emissions reductions are required of all market sectors to stave off the worst consequences of climate change.1 Decarbonizing the transportation industry is a critical component of global decarbonization.2 Transportation accounted for the largest portion (29%) of total U.S. GHG emissions in 2021, with medium and heavy duty trucks contributing a fifth of total emissions.3 Investor demand for science-aligned emission reductions and transition planning reflects the reality that climate-related risk exposure is growing.4

1 https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf, p.20

2 https://iea.blob.core.windows.net/assets/13dab083-08c3-4dfd-a887-42a3ebe533bc/NetZeroRoadmap_AGlobalPathwaytoKeepthe1.5CGoalinReach-2023Update.pdf, p.93

3 https://www.epa.gov/greenvehicles/fast-facts-transportation-greenhouse-gas-emissions

4 https://www.weforum.org/agenda/2023/10/climate-loss-and-damage-cost-16-million-per-hour/; https://corpgov.law.harvard.edu/2023/01/30/eu-finalizes-esg-reporting-rules-with-international-impacts/

2024 Proxy Memo Cummins Inc | Establish a Link Between Emissions Reduction and Executive Compensation

Cummins is a global leader in manufacturing and distributing engines, filtration, and power generation products and related services, including being a major manufacturer of Class 8 engines and other heavy duty transportation equipment.

Cummins is facing pressure to decarbonize from a variety of sources. Major customers are adopting decarbonization commitments and signaling demand for low-carbon technologies and products. Regulations for diesel and heavy duty vehicles are tightening globally. Despite acknowledging climate-related risks in its 10-K, Cummins fails to align its incentive structures with its decarbonization commitments.5 As one of the largest corporate emitters ranked by CA100+, investors want assurance that Cummins is prepared to meet emerging regulations and evolving customer demands.The Climate Action 100+, a coalition of over 700 investors issued a Net-Zero Company Benchmark outlining key indicators to assess corporate alignment with the Paris Agreement. 6 Incorporating climate change performance elements into executive compensation schemes is a key indicator of adequate climate governance and a tool to ensure climate strategies are successfully executed over the long term.

Cummins fails to disclose a plan to link executive compensation to achieving its greenhouse gas emissions reduction goals. This is concerning to investors because Cummins’ largest scope of emissions -- use of products sold -- is increasing. Investors are concerned that Cummins is not on track to achieve its 2030 and 2050 targets.

Tying executive compensation to 1.5°C-aligned emissions reductions will incentivize leadership to focus on climate risk management, aligning capital allocation with climate goals, and linking emissions reductions with long-term value creation.

RATIONALE FOR A YES VOTE

1.	Cummins faces climate-related competitive, operational, and transition risks that will materially impact its business.

2.	Cummins does not have a plan to link executive compensation to 1.5°C-aligned greenhouse gas emissions reductions across the Company’s full value chain, failing to meet investor expectations.

3.	Cummins is failing to meet investor expectations and best practices.

DISCUSSION

1.	Cummins faces climate-related competitive, regulatory, and physical risks that will materially impact its business.

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/26172/000002617223000005/cmi-20221231.htm, p.21

6 https://www.climateaction100.org/

2

2024 Proxy Memo Cummins Inc | Establish a Link Between Emissions Reduction and Executive Compensation

Including climate change metrics in executive pay plans is crucial to demonstrate effective climate governance and ensure the successful implementation of long-term climate strategies. Given Cummins’ rising emissions from product use and lack of progress toward 1.5oC alignment across the full range of its emissions, investors ask that Cummins effectively link CEO compensation to 1.5oC climate goals to satisfy customers’ low carbon demands, adapt effectively to changing regulations, and ensure it remains competitive with global peers.

CUSTOMER EXPECTATIONS - Cummins’ major customers have set significant decarbonization commitments and are therefore increasingly demanding lower-emission technologies, products, and services to help them meet their targets. Cummin’s ability to anticipate and develop products and services that meet these demands is a key value driver.

Cummins’ largest commercial customers are committing to decarbonization goals:

•	PACCAR is Cummins’ largest customer, making up 16% of its net sales in 2023. PACCAR committed through the Science Based Targets initiative to reduce its absolute scope 1 and 2 emissions 35% by 2030 from a 2018 base year. It also committed to reduce scope 3 emissions intensity from use of sold products 25% by 2030 from a 2018 base year.[7]
•	Stellantis committed to become carbon net zero across its whole value chain by 2038.[8]
•	Daimler committed to achieving carbon neutral global production by 2050, with a goal that its new vehicles will be zero carbon from tank to well.[9]

Cummins’ defense customers are also committing to decarbonization goals.

•	The U.S. Department of Defense has elevated climate change as a national security priority, with all major branches developing climate action plans to reduce and mitigate emissions impacts.[10] Senior Pentagon officials underscored the U.S. Defense Department’s view that “climate readiness is mission readiness,” and that climate change can impact military training, mission execution, and national security.[11]

•	NATO has issued a Climate Change and Security Action Plan identifying climate change as a threat multiplier that can impact militaries’ critical infrastructure and capabilities.[12]

By disclosing a plan to align its executive compensation with achieving its climate strategies, Cummins can better align with customer demands for low-carbon military capabilities.

Cummins is a prime contractor to the U.S. federal government and must comply with Federal Acquisition Regulations.13 The Biden Administration has already launched a Buy Clean Task Force charged with considering embodied emissions in federal procurement and federally funded projects. 14,15 While initially concentrating on construction materials, the scope may broaden to include other emissions-intensive materials and products to meet emission reduction objectives.

7 https://sciencebasedtargets.org/companies-taking-action#anchor-link-test

8 https://www.stellantis.com/content/dam/stellantis-corporate/sustainability/csr-disclosure/stellantis/2022/Stellantis-2022-CSR-Report.pdf, p.63

9 https://www.daimlertruck.com/en/nachhaltigkeit/e-environment

10 https://www.washingtonpost.com/climate-solutions/2022/02/10/army-military-green-climate-strategy/

11 https://www.defense.gov/News/News-Stories/Article/Article/3614103/dod-officials-highlight-climate-and-energy-security-issues-at-international-con/

12 https://www.nato.int/cps/en/natohq/official_texts_185174.htm

13 https://supplier.cummins.com/government-requirements

14 https://www.sustainability.gov/federalsustainabilityplan/

15 https://www.sustainability.gov/buyclean/

3

2024 Proxy Memo Cummins Inc | Establish a Link Between Emissions Reduction and Executive Compensation

The federal government is considering two additional acquisition regulations that could impact Cummins and its customers:

•	The Federal Supplier Climate Risks and Resilience Rule would require large federal contractors to disclose Scope 1, 2, and 3 emissions and set science-based emissions reduction targets.[16]

•	The Sustainable Products and Services procurement rule would set requirements for federal buyers to prioritize sustainable products and services.[17]

Many companies are seizing the chance to use executive compensation as a tool to enhance success for their climate strategies and long-term business objectives. If Cummins does not align its business towards a 1.5°C outcome, customers may shift to alternative providers that can support their climate strategies.

REGULATORY ADAPTATION - It is unclear if Cummins is well-positioned to meet the requirements of upcoming climate-related regulation. Cummins is active in markets across North America, China, India, and Europe18 that are already considering or adopting emissions regulations, including:

•	The US EPA recently finalized the strongest-ever greenhouse gas standards covering new medium and heavy-duty trucks for model years 2027-2032.[19] These regulations set stricter emissions standards for Class 8 engines, of which Cummins is a major manufacturer.

•	California adopted plans to phase out the manufacture and sale of diesel-powered trucks, including semitrailers and box trucks, by 2035.[20]

•	China adopted a plan to phase out gas burning cars and aims to have all new vehicles sold in 2035 be either hybrid or “new-energy” (non-fossil fuel-powered).[21]

16 https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

17 https://www.esgtoday.com/biden-administration-announces-new-sustainable-procurement-rules-for-federal-government/#:~:text=The%20new%20proposed%20rule%20would%20update%20the%20 government%E2%80%99s,or%20can%20be%20acquired%20at%20a%20reasonable%20price

18 https://www.sec.gov/ix?doc=/Archives/edgar/data/26172/000002617224000012/cmi-20231231.htm, p.79

19 https://www.epa.gov/regulations-emissions-vehicles-and-engines/final-rule-greenhouse-gas-emissions-standards-heavy-duty#:~:text=Rule%20Summary,-Related%20Information&text=On%20

March%2029%2C%202024%2C%20the,model%20year%20(MY)%202027

20 https://www.npr.org/2023/03/31/1167561417/california-diesel-truck-phase-out-plan-epa

21 https://asia.nikkei.com/Business/Automobiles/China-plans-to-phase-out-conventional-gas-burning-cars-by-2035

4

2024 Proxy Memo Cummins Inc | Establish a Link Between Emissions Reduction and Executive Compensation

•	India’s Ministry of Petroleum and Natural Gas recommended banning the use of diesel vehicles by 2027[22] and continues to increase taxes on diesel vehicles to discourage their use and cut pollution.[23]

•	The EU Commission recently adopted stronger emission standards for heavy-duty vehicles from 2030 on and extended the scope of the regulation to cover smaller trucks, city buses, long-distance buses, and trailers.[24]

•	Other cities worldwide have announced intentions to ban diesel vehicles, some as soon as 2025.[25]

Investors require assurance that the Company is positioning itself to meet upcoming regulatory requirements, particularly considering its recent record-breaking fine.26 In December 2023, Cummins was fined $1.7 billion for violations of the Clean Air Act through tampering with emissions testing of 960,000 pickup truck diesel engines between 2013 and 2023.

Linking executive compensation to climate performance enables the Company to show its commitment to aligning its business with its climate strategy. This positions the Company to meet emerging regulations and evolving customer demands effectively.

2.	Cummins does not have a plan to link executive compensation to 1.5°C-aligned greenhouse gas emissions reductions across the Company’s full value chain, failing investor expectations.

Cummins has failed to disclose a plan to link its executive compensation to execution of its current climate strategy. Cummins’ Executive Compensation disclosures do not mention performance measures for climate. In its 2023 proxy statement, Cummins disclosed that Return on Average Net Assets was the sole performance measure for its 2022 annual bonus payouts; 27 in this year’s proxy statement, Cummins states it is moving from a single performance goal to a structure in which EBITDA and Operating Cash Flow determine annual bonus payouts.28

22 https://indianexpress.com/article/explained/explained-economics/total-ban-on-diesel-vehicles-india-impact-explained-8599373/#:~:text=A%20panel%20formed%20by%20the%20Ministry%20of%20

Petroleum,and%20instead%20transition%20to%20electric%20and%20gas-fuelled%20vehicles.

23 https://www.reuters.com/world/india/india-consider-additional-10-tax-diesel-engine-vehicles-2023-09-12/

24 https://climate.ec.europa.eu/eu-action/transport/road-transport-reducing-co2-emissions-vehicles/reducing-co2-emissions-heavy-duty-vehicles_en

25 https://www.motortrend.com/news/four-cities-ban-diesel-vehicles-2025/

26 https://www.nbcnews.com/business/business-news/cummins-emissions-defeat-devices-rolling-coal-fine-clean-air-act-rcna130975

27 https://www.sec.gov/ix?doc=/Archives/edgar/data/26172/000110465923037109/tm231795d2_def14a.htm#tEXCO, p.35,40

28 https://www.sec.gov/ix?doc=/Archives/edgar/data/26172/000110465924041821/tm2327733d3_def14a.htm, p.34

5

2024 Proxy Memo Cummins Inc | Establish a Link Between Emissions Reduction and Executive Compensation

Yet in its CDP Report, Cummins claims that it does provide incentives for the management of climate-related issues. Cummins states that its PLANET 2050 goals, three of which directly relate to reducing emissions, are part of the CEO’s workplan and figures into her performance review.29 However, this link is unsubstantiated. The link described in its CDP Report is not reflected in its Executive Compensation disclosures, the definitive source of pay package components. Furthermore, even if the CEO’s workplan figures into compensation in this way, such vague linkage is nontransparent, lacks quantification in both achievements monitored and compensation rewarded, and therefore insufficient to incentivize action or to monitor effectiveness. Cummins does not disclose a measurable or substantial portion of pay linked to achieving the PLANET 2050 goals nor does it disclose performance thresholds for payout.

As noted earlier, Cummins’ proxy statements show that its executive compensation philosophy does not explicitly include climate performance metrics or considerations. For CEOs to be motivated to achieve company-wide, science-aligned climate goals, rewards for climate-related achievements must be measurable, clear, and significant.

It is concerning to investors that Cummins lacks an explicit plan to align its executive compensation to achieving its climate strategy since the Company is not on track to achieve 1.5o aligned targets across its full value chain. Cummins has established two emission reduction targets verified by the Science Based Targets initiative: achieve 50% reductions in Scope 1 and 2 emissions and achieve 25% reductions in Scope 3 emissions from the use of sold products by 2030 from a 2018 base year.

While Cummins has established SBTI-verified emission-reduction targets across its value chain, which is a first step, it is not on track to meet its Scope 3 target. According to its CDP Report, Cummins use of sold products emissions have increased 1% since its base year of 2018 and increased 54% in the past two years. Investors are concerned that the Company's rising emissions in its most significant emissions category could hinder its ability to comply with forthcoming regulations and meet customer demand.

While Cummins appears to be on track to achieve its Scope 1 and 2 emissions, these targets cover only 1% of Cummins’ total footprint. Linking executive compensation to achieving Paris-aligned GHG emissions reduction targets can serve as a critical lever for action towards 1.5°C.

3.	Cummins is failing to meet investor expectations and best practices.

Investors expect Cummins to link its executive compensation to long-term 1.5°C outcomes. The CA100+ Initiative, a coalition of over 700 investors issued a Net Zero Benchmark (“Benchmark”) outlining metrics that create climate accountability for companies and transparency for shareholders specifically includes a metric that companies tie incentives with climate performance.30

The Company has failed to meet this Benchmark indicator to connect executive remuneration to climate metrics,31 which would ensure accountability for emissions reduction performance. The Company’s CDP stated linkage, if it exists in some way, is inadequate due to its lack of rigor in tying achievement of specific climate metrics to specific compensation awards. Such clarity is important to adequately incentivize executives to prioritize climate action and secure long-term success.

29 https://www.cummins.com/sites/default/files/2023-08/cummins-2023-cdp-climate-report.pdf, p.6

30 https://www.climateaction100.org/wp-content/uploads/2023/03/Climate-Action-100-Net-Zero-Company-Benchmark-Framework-2.0..pdf

31 https://www.climateaction100.org/company/cummins-inc/

6

2024 Proxy Memo Cummins Inc | Establish a Link Between Emissions Reduction and Executive Compensation

Numerous other companies are integrating climate change performance metrics into their executive compensation plans to guarantee effective implementation of corporate climate strategies and sustained long-term success. The latest data reported by the CA100+ Initiative states approximately a third of CA100+ companies tie their executives’ remuneration arrangements to progress on the Company’s GHG reduction targets.32 CA100+ companies including Dow Inc., PPL Corp., Southern Company, Valero Energy, and Xcel Energy have all tied executive compensation to quantitative climate metrics.33 Farient Advisors, Cummins’ compensation consultant, also reported a steep increase in incentives tied to emissions reductions.34 Other companies are using executive compensation as an opportunity to enhance success for their climate strategies and long-term business objectives. Failing to leverage this tool could mean the Company misses out on a crucial lever to bolster its success and mitigate climate risks.

RESPONSE TO CUMMINS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In Cummins’ opposition statement, the Company states it cannot support the proposal for several reasons detailed below.

“We believe it would be irresponsible to commit to the proponent’s requested actions before completing the necessary foundational steps, many of which were underway before we received the proponent’s proposal.”

Cummins current disclosures are confusing to investors. It claims in its CDP Report that executives are provided monetary incentives for climate-related issues, but it fails to back up this claim with a measurable, explicit link in its compensation plans. It is evident that more decisive action is required to curb its Scope 3 emissions. This Proposal asks Cummins to meet investor expectations and leverage executive incentives to ensure that Cummins can effectively achieve its climate strategies, leading to long-term value creation and successful climate risk management. Investors support companies taking all necessary foundational steps, but such action and timelines have not been clearly disclosed such that investors can assess actual progress.

“We believe that the prescriptive approach of this proposal is not in the best interest of the company.”

This Proposal is not overly prescriptive. It requests Cummins to disclose a plan to link its executive compensation to 1.5°C-aligned greenhouse gas emissions reductions. The proposal does not specify the percentage of pay, the rate of reduction required annually, the type of linkage, or emission reduction thresholds necessary to achieve certain payouts. It does not seek to micromanage how Cummins’ executes this linkage; it only asks that the incentive be aligned with Cummins’ SBTi-verified goals and the Paris-agreement’s 1.5°C goal, which is a significant policy issue. Cummins has set SBTi-verified emission reduction targets, but it must also have the climate governance and accountability measures to ensure successful implementation of its climate strategies.

“This proposal unduly interferes with the operations of our Talent Management and Compensation Committee, which requires flexibility to determine the appropriate metrics for our executive compensation program.”

32 https://www.climateaction100.org/wp-content/uploads/2023/10/2023-Key-Findings.pdf, p.23

33 https://www.climateaction100.org/whos-involved/companies/

34 https://farient.com/wp-content/uploads/2024/03/2024-Farient-Global-Stakeholder-Trends-web.pdf, p.17

7

2024 Proxy Memo Cummins Inc | Establish a Link Between Emissions Reduction and Executive Compensation

The proposal does not to restrict the Committee's flexibility to achieve its goals or inhibit long-term value creation. Rather, it seeks to implement the expectations of over 700 investors that have advised that linking CEO pay to climate change performance elements is a key indicator of climate governance. The proposal asks Talent Management and the Compensation Committee to incorporate emissions reduction incentives into the executive compensation plan, as they see fit, but that they do officially adopt this linkage. Aligning CEO compensation to achieving and maintaining climate commitments can be an important mechanism by which companies assure investors that climate progress will continue over time and at the pace necessary to align with customer demands and global regulations while taking advantage of associated value-creation opportunities.

Therefore, Cummins’ opposition is insufficient. Disclosing a plan to link executive compensation to 1.5°C-aligned greenhouse gas emissions reductions across the Company’s full value chain is in the best interest of shareholders.

CONCLUSION

Cummins’ failure to report a plan to link executive compensation to 1.5°C-aligned greenhouse gas emissions reductions across the Company’s full value chain demonstrates a lack of adherence to stakeholders’ expectations and exposes Cummins to serious market and competitive risks. Vote “Yes” on this Shareholder Proposal #13.

--

For questions, please contact Diana Myers As You Sow, dmyers@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

8